UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-42599

Haoxin Holdings Limited

Room 901, No.1 Xingye Yi Road

Ningbo Free Trade Zone

Ningbo, Zhejiang Province 315807

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

On April 14, 2025, Haoxin Holdings Limited (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Craft Capital Management LLC and WestPark Capital, Inc., as the representatives of the underwriters named therein (the “Underwriters”), pursuant to which the Company agreed to sell to the Underwriters in a firm commitment underwritten public offering (the “Offering”) an aggregate of 1,750,000 Class A ordinary shares (the “Shares”) of the Company, par value $0.0001 per share, at a public offering price of $4.00 per share. The Company has also granted the Underwriters a 45-day option to purchase up to an additional 262,500 Shares to cover over-allotments, if any. The Shares were offered by the Company pursuant to a registration statement on Form F-1, as amended (File No. 333-269681), filed with the Securities and Exchange Commission (the “Commission”), which was declared effective by the Commission on March 31, 2025.

The foregoing summary of the terms of the Underwriting Agreement is subject to, and qualified in its entirety by reference to, a copy of the Underwriting Agreement that is filed as Exhibit 1.1 to this Report on Form 6-K and is incorporated herein by reference.

On April 16, 2025, the Company closed its initial public offering (the “IPO”) of 1,750,000 Shares, par value $0.0001 per share for gross proceeds of $7,000,000. The Shares were priced at $4.00 per share, and the offering was conducted on a firm commitment basis., with no over-allotment exercised by the Underwriters.

The final prospectus relating to the Offering was filed with the SEC on April 15, 2025.

The Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “HXHX.”

In connection with the IPO, the Company issued a press release on April 14, 2025 announcing the pricing of the IPO and a press release on April 16, 2025 announcing the closing of the IPO, respectively. Copies of each press release are attached hereto as Exhibit 99.1 and Exhibit 99.2 and are incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Haoxin Holdings Limited

Date: April 16, 2025	By:	/s/ Zhengjun Tao
	Name:	Zhengjun Tao
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement
99.1	Press Release on Pricing of the Company’s Initial Public Offering
99.2	Press Release on Closing of the Company’s Initial Public Offering

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